maxis.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2007
WASH, D.C. 203

Maxis Communications Berhad
(158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
[redacted]

07021622

Fax :(603) 2330 0590

26 February 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 January 2007 to 15 February 2007, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 January 2007 to 15 February 2007.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Crawford Brickley

Singap-1/51421/01

dw 3/8

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	17 January 2007 19 January 2007 24 January 2007 30 January 2007 02 February 2007 06 February 2007 12 February 2007 14 February 2007 15 February 2007	Bursa Securities Listing Requirements	A
2. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Employees Provident Fund b) Templeton Worldwide, Inc. c) Franklin Resources, Inc. d) Templeton Asset Management e) Templeton International, Inc.	16 January 2007 19 January 2007 23 January 2007 24 January 2007 26 January 2007 31 January 2007 02 February 2007 06 February 2007 12 February 2007 14 February 2007 15 February 2007	Bursa Securities Listing Requirements	B
3. General Announcement	18 January 2007 23 January 2007	Bursa Securities Listing Requirements	C

APPENDIX A

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40628 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **17/01/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 205,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 18 January 2007.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40682 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/01/2007**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 245,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 22 January 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40760 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/01/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 382,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 26 January 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40884 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/01/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 246,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 2 February 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40943 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/02/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 534,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 6 February 2007.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41001 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/02/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 607,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 8 February 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41135 OF 2007

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/02/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 619,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 14 February 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41205 OF 2007

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **14/02/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 521,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 16 February 2007.**

Exemption File No. 082-34780

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41236 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/02/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 849,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 21 February 2007.**

APPENDIX B

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No.
082-34780

Reference No		**MC-070116-35FA2**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 4,758,800 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**09/01/2007**	**2,149,900**	
Acquired	**10/01/2007**	**2,608,900**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**4,758,800**
Direct (%)	:	

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No, 082-34780

Reference No **MC-070119-37050**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/01/2007**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,754,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**17/01/2007**	**1,754,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,754,000**
Indirect/deemed interest (%)	:	**0.069**
Total no of securities after change	:	**134,366,100**
Date of notice	:	**18/01/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 18 January 2007 received by Maxis on 19 January 2007.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070119-D1A21**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,754,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**17/01/2007**	**1,754,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,754,000**
Indirect/deemed interest (%)	:	**0.069**
Total no of securities after change	:	**134,366,100**
Date of notice	:	**18/01/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 18 January 2007 received by Maxis on 19 January 2007.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070119-DDC34**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/01/2007**

Particulars of substantial Securities Holder

Name : **TEMPLETON INTERNATIONAL, INC.**
Address : **500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,754,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**17/01/2007**	**1,754,000**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest : **Indirect/Deemed**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,754,000**
Indirect/deemed interest (%) : **0.069**
Total no of securities after change : **134,366,100**
Date of notice : **18/01/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 18 January 2007 received by Maxis on 19 January 2007.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070119-E3E7D**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,754,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**17/01/2007**	**1,754,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,754,000**
Indirect/deemed interest (%)	:	**0.069**
Total no of securities after change	:	**134,366,100**
Date of notice	:	**18/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 18 January 2007 received by Maxis on 19 January 2007.

The Registered holders of the Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No MC-070119-42798

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of the acquisition of 2,021,400 and disposal of 15,700 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/01/2007**	**1,221,400**	
Acquired	**12/01/2007**	**800,000**	
Disposed	**12/01/2007**	**15,700**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**2,005,700**
Direct (%)	:	**0.0795**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**137,901,600**
Date of notice	:	**12/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 12 January 2007 received by Maxis on 19 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 121,177,100 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

RHB Asset Management Sdn Bhd
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No MC-070123-86072

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,173,800 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 89,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/01/2007**	**250,000**	
Disposed	**15/01/2007**	**538,300**	
Acquired	**16/01/2007**	**138,800**	
Disposed	**16/01/2007**	**335,700**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and sales of equity by EPF Board and Portfolio Manager respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**396,200**
Direct (%)	:	**0.016**
Indirect/deemed interest (units)	:	**89,000**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**137,416,400**
Date of notice	:	**16/01/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 16 January 2007 received by Maxis on 23 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 120,780,900 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd

(in respect of 1,585,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-33780

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No MC-070124-63D36

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 5,070,700 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**17/01/2007**	**1,636,200**	
Disposed	**17/01/2007**	**1,849,100**	
Acquired	**18/01/2007**	**925,600**	
Disposed	**18/01/2007**	**659,800**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and sales of equity by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**52,900**
Direct (%)	:	**0.002**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**137,469,300**
Date of notice	:	**18/01/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 18 January 2007 received by Maxis on 24 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 120,833,800 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.

(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

RHB Asset Management Sdn Bhd
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070126-DB531**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 4,307,800 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 108,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/01/2007**	**3,438,900**	
Acquired	**19/01/2007**	**108,000**	
Disposed	**22/01/2007**	**868,900**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and sales of equity by EPF Board and Portfolio Manager respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**4,307,800**
Direct (%)	:	**0.1707**
Indirect/deemed interest (units)	:	**108,000**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**133,269,500**
Date of notice	:	**22/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 22 January 2007 received by Maxis on 26 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 116,526,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 708,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070131-54F50**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 2,567,500 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 150,000 ordinary shares of RM0.10 each in Maxis)

( )ails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**17/01/2007**	**100,000**	
Disposed	**18/01/2007**	**50,000**	
Disposed	**23/01/2007**	**1,000,000**	
Disposed	**24/01/2007**	**1,767,500**	

Circumstances by reason of which change has occurred	:	**Sales of equity by EPF Board and Portfolio Manager respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**2,567,500**
Direct (%)	:	**0.102**
Indirect/deemed interest (units)	:	**350,000**
Indirect/deemed interest (%)	:	**0.014**
Total no of securities after change	:	**130,352,000**
Date of notice	:	**24/01/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 24 January 2007 received by Maxis on 31 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,958,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd

(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Mayban Investment Management Sdn Bhd
(in respect of 1,385,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 558,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070202-238BC**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/02/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 110,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/01/2007**	**110,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**110,000**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**134,256,100**
Date of notice	:	**31/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 31 January 2007 received by Maxis on 2 February 2007.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No MC-070202-40184

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/02/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 110,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/01/2007**	**110,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**110,000**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**134,256,100**
Date of notice	:	**31/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 31 January 2007 received by Maxis on 2 February 2007.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780
Reference No MC-070202-29601

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/02/2007**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 110,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/01/2007**	**110,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**110,000**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**134,256,100**
Date of notice	:	**31/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 31 January 2007 received by Maxis on 2 February 2007.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34730

Reference No **MC-070202-2658A**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/02/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard** **#38-03 Suntec Tower One** **Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 110,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/01/2007**	**110,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**110,000**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**134,256,100**
Date of notice	:	**31/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 31 January 2007 received by Maxis on 2 February 2007.

The Registered holders of the Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 129,725,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No.
082-34780

Reference No MC-070202-41C26

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/02/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 450,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**25/01/2007**	**600,000**	
Acquired	**25/01/2007**	**12,200**	
Acquired	**26/01/2007**	**437,800**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market by Portfolio Manager and sales of equity by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**600,000**
Direct (%)	:	**0.024**
Indirect/deemed interest (units)	:	**450,000**
Indirect/deemed interest (%)	:	**0.018**
Total no of securities after change	:	**130,202,000**
Date of notice	:	**26/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 26 January 2007 received by Maxis on 2 February 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,358,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,385,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 558,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 450,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780
Reference No **MC-070206-78FDF**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/02/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMB-Principal Asset Management Bhd
(in respect of 351,500 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 180,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 1,727,900 ordinary shares of RM0.10 each in Maxis)

ails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**29/01/2007**	**351,500**	
Disposed	**30/01/2007**	**180,000**	
Acquired	**31/01/2007**	**1,727,900**	

Circumstances by reason of which change has occurred	:	**Purchase of shares and sales of equity managed by Portfolio Managers**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,196,400**
Indirect/deemed interest (%)	:	**0.047**
Total no of securities after change	:	**131,398,400**
Date of notice	:	**30/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 30 January 2007 received by Maxis on 6 February 2007.

Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,358,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,652,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Mayban Investment Management Sdn Bhd
(in respect of 1,205,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 558,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 2,177,900 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No MC-070212-B3459

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/02/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nomura Asset Management (S'pore) Ltd.
(in respect of 484,700 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 1,221,100 ordinary shares of RM0.10 each in Maxis)

( )tails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**05/02/2007**	**484,700**	
Acquired	**02/02/2007**	**1,216,000**	
Acquired	**05/02/2007**	**5,100**	

Circumstances by reason of which change has occurred	:	**Purchases and disposal of shares managed by Portfolio Managers**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**736,400**
Indirect/deemed interest (%)	:	**0.0292**
Total no of securities after change	:	**132,734,800**
Date of notice	:	**05/02/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 5 February 2007 received by Maxis on 12 February 2007.

( )e Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,358,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,652,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Mayban Investment Management Sdn Bhd
(in respect of 1,205,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,329,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 558,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 5,340,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,399,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No MC-070212-C3C74

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/02/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
PHEIM Asset Management Sdn Bhd
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**12/12/2006**	**600,000**	

Circumstances by reason of which change has occurred	:	**Purchase of shares in open market by Portfolio Manager**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**600,000**
Indirect/deemed interest (%)	:	**0.0238**
Total no of securities after change	:	**131,998,400**
Date of notice	:	**31/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 31 January 2007 received by Maxis on 12 February 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,358,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,652,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,205,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

RHB Asset Management Sdn Bhd
(in respect of 558,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 5,340,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 2,177,900 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070212-85A81**

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/02/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 59,700 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 265,300 ordinary shares of RM0.10 each in Maxis)

( )B Asset Management Sdn Bhd
(in respect of 83,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	06/02/2007	825,000	
Acquired	06/02/2007	73,000	
Acquired	07/02/2007	10,000	

Circumstances by reason of which change has occurred	:	**Purchases and disposal of shares managed by Portfolio Managers and EPF Board.**
Nature of interest	:	**Indirect**
Direct (units)	:	**500,000**
Direct (%)	:	**0.0198**
Indirect/deemed interest (units)	:	**242,000**
Indirect/deemed interest (%)	:	**0.0096**
Total no of securities after change	:	**131,992,800**
Date of notice	:	**07/02/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 7 February 2007 received by Maxis on 14 February 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 112,858,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,205,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,063,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 558,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 5,340,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,482,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070214-4D394**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/02/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
SBB Asset Management Sdn Bhd
(in respect of 18,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/02/2007**	**18,000**	

Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**18,000**
Indirect/deemed interest (%)	:	**0.0007**
Total no of securities after change	:	**132,010,800**
Date of notice	:	**09/02/2007**

Remarks
[For full details of this announcement, please access Bursa Malaysia's Website]

APPENDIX C

Exemption File No.
082-34780

General Announcement
Reference No **MC-070118-61995**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/01/2007**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 18 January 2007 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Ying Siew Heng, a Principal Officer of the Company, do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

The transfer of 1,000,000 ordinary shares of RM0.10 each (representing 0.04% of the issued share capital) to his wife on 17 January 2007 ("the Transfer").

Upon completion of the Transfer, the total number of shares held by Mr. Ying Siew Heng is 535,000 shares representing 0.021% of the total issued share capital of the Company.

This announcement is dated 18 January 2007

Exemption File No.
082-34780

General Announcement
Reference No **MC-070123-54998**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/01/2007**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 23 January 2007 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Bartho van Otterdyk (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of his dealings in the securities of the Company on 17 January 2007 as set out below:-

The disposal of 30,000 ordinary shares of RM0.10 each (representing 0.0012% of the issued share capital of Maxis) at RM10.50 each (hereinafter referred to as the "Disposal").

Mr. Bartho van Otterdyk does not hold any shares in the Company after the Disposal.

This announcement is dated 23 January 2007.

Exemption File No. 082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11** day of **January** , **2007.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**205,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **2,000** shares	-	RM4.36	-
[c]	Amount paid on **77,000** shares	-	RM5.13	-
[c]	Amount paid on **9,000** shares	-	RM7.05	-
[c]	Amount paid on **4,000** shares	-	RM7.74	-
[c]	Amount paid on **83,000** shares	-	RM7.99	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[c]	Amount paid on **27,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **77,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **83,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **27,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **16** day of **January** , **2007**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.	
158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,522,013,000** shares of RM0.10 each and the paid-up capital is **RM252,201,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**33,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**68,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**27,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	77,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	205,000

Dated this **16** day of **January** **, 2007**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of January , 2007.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**245,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **61,000** shares	-	RM4.36	-
[c]	Amount paid on **44,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM7.74	-
[c]	Amount paid on **37,000** shares	-	RM7.99	-
[c]	Amount paid on **11,000** shares	-	RM8.13	-
[c]	Amount paid on **2,000** shares	-	RM8.54	-
[c]	Amount paid on **28,000** shares	-	RM8.69	-
[c]	Amount paid on **46,000** shares	-	RM8.74	-
[c]	Amount paid on **6,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **44,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **37,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **28,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **46,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of January , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
032-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,522,258,000** shares of RM0.10 each and the paid-up capital is **RM252,225,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**77,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**103,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No. 082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	65,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	245,000

Dated this 18 day of **January**, **2007**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of January , 2007.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**382,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **4,000** shares	-	RM4.36	-
[c]	Amount paid on **11,000** shares	-	RM4.80	-
[c]	Amount paid on **34,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **3,000** shares	-	RM7.74	-
[c]	Amount paid on **157,000** shares	-	RM7.99	-
[c]	Amount paid on **2,000** shares	-	RM8.13	-
[c]	Amount paid on **10,000** shares		RM8.54	-
[c]	Amount paid on **1,000** shares		RM8.69	-
[c]	Amount paid on **152,000** shares		RM8.74	-
[c]	Amount paid on **5,000** shares		RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **34,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **157,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **10,000** shares		RM8.44	-
[e]	Amount of premium paid or payable on **1,000** shares		RM8.59	-
[e]	Amount of premium paid or payable on **152,000** shares		RM8.64	
[e]	Amount of premium paid or payable on **5,000** shares		RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of January , 2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,522,640,000** shares of RM0.10 each and the paid-up capital is **RM252,264,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**49,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	314,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	382,000

Dated this 23 day of January , 2007.

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of **January** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**246,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **6,000** shares	-	RM4.36	-
[c]	Amount paid on **35,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM7.74	-
[c]	Amount paid on **106,000** shares	-	RM7.99	-
[c]	Amount paid on **24,000** shares	-	RM8.54	-
[c]	Amount paid on **8,000** shares	-	RM8.69	-
[c]	Amount paid on **50,000** shares	-	RM8.74	-
[c]	Amount paid on **7,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **35,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **106,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **24,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **50,000** shares	-	RM8.64	
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of January , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,522,886,000** shares of RM0.10 each and the paid-up capital is **RM252,288,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**13,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**69,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**61,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	103,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	246,000

Dated this 29 day of January , 2007.

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 25 day of January , 2007.

	Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	534,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 10,000 shares	-	RM4.36	-
[c]	Amount paid on 55,000 shares	-	RM5.13	-
[c]	Amount paid on 29,000 shares	-	RM6.47	-
[c]	Amount paid on 29,000 shares	-	RM7.05	-
[c]	Amount paid on 4,000 shares	-	RM7.74	-
[c]	Amount paid on 80,000 shares	-	RM7.85	-
[c]	Amount paid on 211,000 shares	-	RM7.99	-
[c]	Amount paid on 7,000 shares		RM8.54	-
[c]	Amount paid on 2,000 shares		RM8.69	-
[c]	Amount paid on 94,000 shares		RM8.74	-
[c]	Amount paid on 13,000 shares		RM9.04	
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 10,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 55,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 29,000 shares	-	RM6.37	-
[e]	Amount of premium paid or payable on 29,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 4,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 80,000 shares	-	RM7.75	-
[e]	Amount of premium paid or payable on 211,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 7,000 shares		RM8.44	-
[e]	Amount of premium paid or payable on 2,000 shares		RM8.59	-
[e]	Amount of premium paid or payable on 94,000 shares		RM8.64	-
[e]	Amount of premium paid or payable on 13,000 shares		RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 31 day of January , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made on 27 June 2002

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,523,420,000** shares of RM0.10 each and the paid-up capital is **RM252,342,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**80,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**320,000**
	(c)	the number of shares allotted to non-citizens	**10,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**19,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	105,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	534,000

Dated this **31** day of **January** **, 2007**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of January , 2007.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**607,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **43,000** shares	-	RM4.36	-
[c]	Amount paid on **1,000** shares	-	RM4.80	-
[c]	Amount paid on **84,000** shares	-	RM5.13	-
[c]	Amount paid on **7,000** shares	-	RM6.47	-
[c]	Amount paid on **4,000** shares	-	RM7.05	-
[c]	Amount paid on **36,000** shares	-	RM7.74	-
[c]	Amount paid on **58,000** shares	-	RM7.85	-
[c]	Amount paid on **196,000** shares	-	RM7.99	-
[c]	Amount paid on **6,000** shares	-	RM8.13	-
[c]	Amount paid on **16,000** shares	-	RM8.54	-
[c]	Amount paid on **146,000** shares	-	RM8.74	-
[c]	Amount paid on **10,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **43,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **84,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **36,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **58,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **196,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **146,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 5 day of February, 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,524,027,000** shares of RM0.10 each and the paid-up capital is **RM252,402,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**34,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**234,000**
	(c)	the number of shares allotted to non-citizens	**33,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**36,000**

Continue ...... Page 3 (Form 24)

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	270,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	607,000

Dated this 5 day of **February** , **2007.**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 02 day of **February** , **2007.**

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**619,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **81,000** shares	-	RM5.13	-
[c]	Amount paid on **42,000** shares	-	RM7.05	-
[c]	Amount paid on **12,000** shares	-	RM7.74	-
[c]	Amount paid on **83,000** shares	-	RM7.85	-
[c]	Amount paid on **171,000** shares	-	RM7.99	-
[c]	Amount paid on **12,000** shares	-	RM8.13	-
[c]	Amount paid on **44,000** shares	-	RM8.54	-
[c]	Amount paid on **4,000** shares	-	RM8.69	-
[c]	Amount paid on **118,000** shares	-	RM8.74	-
[c]	Amount paid on **52,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **81,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **42,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **12000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **83,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **171,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **44,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **118,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **52,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share			
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 09 day of February , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,524,646,000** shares of RM0.10 each and the paid-up capital is **RM252,464,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**48,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**265,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	306,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	619,000

Dated this 09 day of **February** , **2007.**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 06 day of February , 2007.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	521,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 22,000 shares	-	RM4.36	-
[c]	Amount paid on 56,000 shares	-	RM5.13	-
[c]	Amount paid on 10,000 shares	-	RM7.05	-
[c]	Amount paid on 13,000 shares	-	RM7.74	-
[c]	Amount paid on 87,000 shares	-	RM7.85	-
[c]	Amount paid on 162,000 shares	-	RM7.99	-
[c]	Amount paid on 5,000 shares	-	RM8.13	-
[c]	Amount paid on 22,000 shares	-	RM8.54	-
[c]	Amount paid on 10,000 shares	-	RM8.69	-
[c]	Amount paid on 125,000 shares	-	RM8.74	-
[c]	Amount paid on 9,000 shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 22,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 56,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 10,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 13,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 87,000 shares	-	RM7.75	-
[e]	Amount of premium paid or payable on 162,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 5,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 22,000 shares	-	RM8.44	-
[e]	Amount of premium paid or payable on 10,000 shares	-	RM8.59	-
[e]	Amount of premium paid or payable on 125,000 shares	-	RM8.64	-
[e]	Amount of premium paid or payable on 9,000 shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **February** , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,525,167,000** shares of RM0.10 each and the paid-up capital is **RM252,516,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **46,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **237,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **97,000**

Continue ...... Page 3 (Form 24)

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**141,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	521,000

Dated this **13** day of **February** **, 2007.**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
032-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **February** **, 2007.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**849,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **21,000** shares	-	RM4.36	-
[c]	Amount paid on **3,000** shares	-	RM4.80	-
[c]	Amount paid on **116,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM6.47	-
[c]	Amount paid on **18,000** shares	-	RM7.05	-
[c]	Amount paid on **75,000** shares	-	RM7.85	-
[c]	Amount paid on **208,000** shares	-	RM7.99	-
[c]	Amount paid on **7,000** shares	-	RM8.13	-
[c]	Amount paid on **31,000** shares	-	RM8.54	-
[c]	Amount paid on **3,000** shares	-	RM8.69	-
[c]	Amount paid on **321,000** shares	-	RM8.74	-
[c]	Amount paid on **38,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **21,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **116,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **75,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **208,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **31,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **321,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **38,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **February** , **2007**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,526,016,000** shares of RM0.10 each and the paid-up capital is **RM252,601,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**48,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**210,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**56,000**

Continue ...... Page 3 (Form 24)

Exemption File No.
032-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	535,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	849,000

Dated this 15 day of February , 2007.

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

END